

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2013

Via E-mail
Mr. Jinbo Yao
Chief Executive Officer
58.com Inc.
Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District
Beijing 100101
People's Republic of China

> **Re:    58.com Inc.**
> **Draft Registration Statement on Form F-1**
> **Submitted July 30, 2013**
> **CIK No. 0001525494**

Dear Mr. Yao:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Challenges, page 4

1. Please add a discussion, in your Challenges disclosure on page 4, of the risk that you may not be able to use the proceeds in this offering to fund your operations given the PRC restrictions on loans and capital contributions.

Organizational Chart, page 6

2. Please disclose the additional shareholders, business scope and operations of Beijing Wanglintong Information Technology Co. Ltd., the entity that holds 13.4% equity

interest in Beijing 58, your VIE.  We note that Mr. Jinbo Yao is the sole director and a 16.7% shareholder of this entity.

Use of Proceeds, page 11

3. Please state your current plans to apply to all relevant PRC agencies associated with foreign currency exchange approvals, including, but not limited to SAFE and MOFCOM, as related to the proceeds of this offering.

4. Discuss how proceeds will be used if the PRC regulations prohibiting a foreign invested company from converting foreign exchange to fund PRC operations prevent you from funding PRC operations.

5. We note your statement on page 39 that you "are permitted to utilize proceeds from this offering to fund [y]our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements."  You state that none of your loans to a "PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under the relevant PRC laws" and that the loans must be registered with the local branch of SAFE.  Further, your capital contributions to your PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. Please expand your disclosure to quantify the maximum amount of funding permissible using your current investment and registered capital amounts.  We note that as of June 30, 2013, your PRC subsidiaries, namely Wanglin's and 58 Technology's registered capital was US $95.5 million and US $8.5 million, respectively.

6. Tell us how you intend to use these proceeds to fund PRC operations and for what purposes.  We note the PRC SAFE Circulars restricting foreign exchange capital contributions, including SAFE Circular 142, from 2011, which "expressly prohibits a foreign invested company from converting its registered capital in foreign exchange currencies into Renminbi for the purpose of making domestic equity investments, granting entrusted loans, repaying of inter-company loans, or repaying bank loans which have been transferred to a third party."  Your response should include consideration of the business scope requirements.  In addition, please discuss the application and effects of any new SAFE Circulars, e.g., SAFE Circular 30, effective September 1, 2013.

7. We note that per Circular 142, Renminbi converted from foreign exchange contributions may only be used for activities within the approved business scope of such foreign-invested enterprise and not for domestic equity investment unless otherwise approved.  Please disclose the business scope of your PRC entities and how your ability to expand and fund PRC operations will be limited by same.  Further, clarify your statement on page 40 that *"[w]e expect* that if we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds will be for purposes within the business scope of our PRC subsidiaries."  Emphasis added.

We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects, page 22.

8. Please advise, with a view towards revised disclosure, the amount of revenue generated from replicated listings. Revise the other parts of the prospectus as applicable.

9. Please provide us with the opinions of Han Kun Law Offices regarding certain PRC law matters as soon as practical.

We are a foreign private issuer within the meaning of the rules, page 49

10. Please revise this risk or include a separate risk discussing your reliance on any home country corporate governance requirements based upon exemptions provided by NASDAQ/NYSE rules.

Enforceability of Civil Liabilities, page 58

11. Here and under "Taxation, page 147" please consider including discussion of Hong Kong or the British Virgin Islands as necessary. Additionally, please revise your disclosure under this heading as follows:

- Make clear whether the courts of the Cayman Islands allow shareholders to originate actions based upon U.S. securities laws; and
- State whether a treaty exists between the Cayman Islands and the People's Republic of China.

Description of Share Capital, page 126

12. It is not sufficient to merely reference the Companies Law or provisions of your articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure under "Dividends," "Transfer of Ordinary Shares," and "Redemption of Ordinary Shares" to reduce your reliance on the term "subject to" because it implies additional rights, privileges, or restrictions that are not explained in your descriptions. We note also that your discussion under "Shareholder Proposals, page 133" should include discussion of whether your articles of association provide shareholders the right to put proposals before meetings.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide

in the Division's October 11, 2012 announcement on the SEC website at
http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in
accordance with our December 1, 2011 policy
(http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm).  If you
intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the
correspondence you submit on EDGAR, please properly mark that information in each of your
confidential submissions to us so we do not repeat or refer to that information in our comment
letters to you.

You may contact Michael Henderson, Staff Accountant, at 202-551-3364 or Terry
French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments
on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at
202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other
questions.

Sincerely,

/s/ Celeste M. Murphy for

Assistant Director
Larry Spirgel

cc:     <u>Via E-mail</u>
        Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP